SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934


                            MICRONETICS WIRELESS, INC.
                                (Name of Issuer)


                                  Common Stock
                          (Title of Class Securities)


                                    595122102
                                 (Cusip Number)



                               Richard S. Kalin
                           Kalin & Associates, P.C.
                          One Penn Plaza, Suite 1425
                              New York, NY 10119
                                (212) 239-8900
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                             January 8, 1999
          (Date of Event which Requires Filing of this Statement)


          If the filing person has previously filed a statement on
          Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


 CUSIP No.   595122102

              1) Names of Reporting Persons S.S. or I.R.S. I.D. Nos. of Above Persons Floyd S. Parin

                                     Social Security No. ###-##-####

              2)    Check the Appropriate Box if a Member of a Group

                    (See Instructions)

                    (a)

                    (b)

              3)    SEC Use Only

              4)    Source of Funds (See Instructions)  OO

              5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

              6)    Citizenship or Place of Organization  USA

Number of     7)    Sole Voting Power  193,750
Shares Bene-
 ficially     8)    Shared Voting Power
Owned by
Each Report-  9)    Sole Dispositive Power  193,750
 ing Person
With         10)    Shared Dispositive Power

             11) Aggregate Amount Beneficially Owned by Each Reporting Person 193,750

             12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instruction)

             13)    Percent of Class Represented by Amount in Row (11)
                       5.2%

             14)    Type of Reporting Person (See Instructions) IN











     Item 1.   Security and Issuer.

               The securities to which this statement relates is:
               Common Stock, par value $.01.

               The name and address of the issuer of the securities is Micronetics Wireless, Inc., 26 Hampshire Drive, Hudson, NH 03051.

     Item 2.   Identity and Background.

               (a)  Floyd S. Parin

               (b)  87 B Sandpit Road
                    Danbury, CT 06810

               (c)  President
                    Microwave & Video Systems, Inc.
                    87 B Sandpit Road
                    Danbury, CT 06810

               (d)  No

               (e)  No

               (f)  USA

     Item 3.   Source and Amount of Funds or Other Consideration.

               The consideration for the acquisition of shares of Common Stock was the sale of Mr. Parin's interest in Microwave & Video Systems, Inc. ("MVS").

     Item 4.   Purpose of Transaction.

               The purpose of the transaction was for Micronetics
               Wireless, Inc. to acquire MVS. Items 4 a-j are not applicable.

     Item 5.   Interest in Securities of the Issuer.

               (a) the aggregate number of shares beneficially owned by the reporting person is 193,750, or 5.2% of the outstanding shares of Common Stock of the issuer.

               (b) Mr. Parin holds sole voting and dispositive power of all of the shares set forth in Item 5(a).

               (c)  None.

               (d)  Not applicable.

               (e)  Not applicable.

     Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

               None.

     Item 7.   Material to be Filed as Exhibits.

               None.
SIGNATURE



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated: January  15, 1999                s/Floyd S. Parin
                                          Floyd S. Parin






































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